Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 5, 2018

Mara L. Ransom U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Atlantic Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed June 15, 2018

File No. 001-38180

Dear Ms. Ransom:

On behalf of our client, Atlantic Acquisition Corp. (the “Company”), we hereby provide a response to the oral comment provided on July 3, 2018 (the “Staff’s Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Staff commented on how the Company calculated equivalent pro-forma earnings per share and requested that disclosure about equivalent pro-forma book value per share be added to the Proxy Statement.

The Company has revised pages 63 – 68 of the Proxy Statement in accordance with the Staff’s Comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

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